

June 3, 2014

Via Email
Anthony S. Colatrella
Senior Vice President and Chief Financial Officer
The Babcock & Wilcox Company
The Harris Building
13024 Ballantyne Corporation Place
Suite 700
Charlotte, North Carolina 28277

> **Re:** **The Babcock & Wilcox Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 12, 2014**
> **File No. 001-34658**

Dear Mr. Colatrella:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies and Estimates, page 44

Pension Plans and Post Retirement Benefits, page 46

1.   We see the significance and variability of your pension expense, in part related to your policy to fully recognized actuarial gains and losses in the fourth quarter of each year.

However, we note that the disclosure in MD&A appears to mostly address the basic accounting policy. Please help us better understand your disclosure by responding to the following:

- Tell us where you provide basic accounting policy disclosure in Note 1 or elsewhere in your audited financial statements.
- While we note that you make a general statement that reasonably likely changes in assumptions may have a material impact on future earnings, please tell us how your critical accounting policy disclosure considers the guidance from Section V of Release 33-8350. The cited guidance, in part, provides that: "Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors."

Item 8. Financial Statements, page 59

Note 1. Basis of Presentation and Significant Accounting Policies, page 67

Warranty Expense, page 71

2.   Tell us why accrued warranty expense declined from $110 million at the beginning of 2011 to $56 million at the end of 2013.

Goodwill and Intangible Assets, pages 74 and 75

3.   Tell us where you provide basic accounting policy disclosure about goodwill and intangible assets in the notes to your audited financial statements pursuant to FASB ASC 235-10-50. In that regard, while we see some basic accounting policy disclosure presented in critical accounting policies in MD&A, under Release 33-8350, the critical accounting policy disclosure should supplement, not duplicate, the description of significant accounting policies that should normally appear in the notes to the financial statements.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, 22

4.   We see that goodwill amounting to $45 million is allocated to your Technical Services segment. In light of the loss of the Y-12 and Pantex contract, tell us how you considered whether an interim goodwill impairment evaluation should be performed pursuant to FASB ASC 350-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief